Echo Global Logistics, Inc.

600 West Chicago Avenue

Suite 725

Chicago, IL 60654

December 15, 2020

VIA EDGAR

Jennifer O’Brien

Shannon Buskirk

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Echo Global Logistics, Inc.
Form 10-K for the Year Ended December 31, 2019
File No. 001-34470

Dear Ms. O’Brien and Ms. Buskirk:

On behalf of Echo Global Logistics, Inc. (the “Company”), set forth below are the Company’s responses to the oral comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) delivered on conference calls on October 8 and October 19, 2020. For convenience of reference, the transcript of the Staff’s oral comments is provided in italicized type herein. Capitalized terms used but not defined herein have the meanings ascribed to them in the Company’s Annual Report on Form 10-K for the fiscal year ending December 31, 2019 (the “10-K”).

Comment No. 1:

In your response to prior comment 1 in our letter dated September 3, 2020, you state that you view your presentation of the non-GAAP measures titled “net revenue” and “net revenue margin” as measures of the Company’s profitability.  As such, please re-title these measures consistent with the nature of these non-GAAP measures.  Note the guidance per item 10(e)(1)(ii)(E) of Regulation S-K.

Response:

The Company respectfully advises the Staff that net revenue is a key performance indicator that the Company has always utilized to assess the Company’s business and is a common non-GAAP measure used within the logistics industry. The Company believes that net revenue demonstrates a company’s ability to profitably source and sell transportation services for which the freight is transported by third-party carriers.

December 15, 2020

Analysts’ reports frequently refer to net revenue when measuring profitability throughout the logistics industry, further demonstrating the importance and prevalence of this metric in the Company’s industry. Analyst reports for both the Company and throughout the industry highlight the use of the term “net revenue” as a critically important profitability metric. As such, we believe a change from widely established terminology could create confusion for the investment community who rely on the metric when reviewing and assessing the Company’s financial condition.

The Company acknowledges the Staff’s general concerns regarding the terminology of non-GAAP measures and understands that logistics industry registrants will be similarly advised to discontinue the use of the term “net revenue” in its presentation and disclosures. Accordingly, the Company respectfully advises the Staff that it will retire the term “net revenue” and “net revenue margin” and retitle the measures “adjusted gross profit” and “adjusted gross profit margin,” respectively.

Comment No. 2:

Based on your view that these non-GAAP measures are profitability measures, please reconcile to the most directly comparable GAAP measure, which appears to be a fully-burdened gross profit and gross profit margin.  Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

Response:

The Company respectfully advises the Staff that it will reconcile adjusted gross profit and adjusted gross profit margin to “gross profit” and “gross profit margin.” However, the Company does not intend to present “gross profit” on the face of the Company’s income statement, as it is not a measure that the Company believes is useful to investors.

Comment No. 3:

In order to provide the appropriate reconciliations, please revise the title of your transportation costs line item on the face of your consolidated statements of operations to comply with SAB topic 11B.  To this end, provide a parenthetical notation that the line item is exclusive of depreciation and amortization and the relevant amount that has been excluded.

The Company respectfully advises the Staff that it will undertake to make the appropriate revisions to its statements of operations in future presentations thereof by including a parenthetical notation for the transportation costs line item, which will state that it is exclusive of depreciation and amortization and the amount that is excluded.

Comment No. 4:

The Staff notes that the tables within selected financial data and MD&A appear to closely resemble a full consolidated statement of operations.  Therefore, the non-GAAP measure of profitability should not be shown as part of this presentation. For reference, see pages 19 and 22 of the 10-K. separate disclosure of non-GAAP financial measures can be presented at the bottom of the tabular data.  Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

December 15, 2020

The Company respectfully advises the Staff that in future filings containing selected financial data and MD&A, it will present non-GAAP financial measures separately and in a manner not resembling a full consolidated statement of operations.

Comment No. 5:

Please revise your periodic reports and earnings releases as appropriate to ensure prominence is given to the GAAP measures of profitability rather than the non-GAAP measures of profitability.  Refer to item Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

The Company respectfully advises the Staff that it has reviewed Item 10(e)(1)(i) (A) of Regulations S-K and will give equal prominence to both GAAP and non-GAAP measures of profitability.

* * *

If you have any questions regarding any of the responses in this letter, please call me at (312) 676-4584

Respectfully submitted,

/s/ Peter Rogers
Peter Rogers

cc:          Courtney Tygesson, Winston & Strawn LLP